Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
(Dollars in Millions, Except Ratios)	Dec 26, 2015	Dec 27, 2014	Dec 28, 2013	Dec 29, 2012	Dec 31, 2011
Earnings[1]	$14,495	$16,031	$12,814	$15,057	$18,068
Adjustments:
Add - Fixed charges	629	499	529	362	226
Subtract - Capitalized interest	(258)	(276)	(246)	(240)	(150)
Earnings and fixed charges (net of capitalized interest)	$14,866	$16,254	$13,097	$15,179	$18,144

Fixed charges:
Interest[2]	$337	$192	$244	$90	$41
Capitalized interest	258	276	246	240	150
Estimated interest component of rental expense	34	31	39	32	35
Total	$629	$499	$529	$362	$226

Ratio of earnings before taxes and fixed charges, to fixed charges	24x	33x	25x	42x	80x
1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated statements of income is not included.